Exhibit 99.1

NEWGENIVF GROUP LIMITED AND SUBSIDIARIES

NEWGENIVF GROUP LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	1,608,475	457,740
Accounts receivable, net	63,567	49,245
Inventories	96,094	80,813
Deposits, prepayments and other receivables, net	2,112,438	1,763,153
Amount due from related parties	382,687	-
Amount due from agencies	821,319	821,794
Total Current Assets	5,084,580	3,172,745

Other non-current assets
Plant and equipment, net	348,860	273,096
Right-of-use assets, net	1,006,397	98,570
Intangible assets	5,723,683	-
Investment in Artwork	270,000	-
Deposits, prepayment and other receivables, net	1,444,346	33,333
Financial Assets	665,870	-
Deferred debt issuance cost	274,167	-
Total non-current assets	9,733,323	404,999

TOTAL ASSETS	14,817,903	3,577,744

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	876,253	1,298,964
Accrued liabilities and other payables	344,851	500,729
Contract liabilities	66,776	63,489
Due to a related party	-	154,453
Operating lease liabilities, current	700,774	108,526
Derivative liability	304,373	-
Taxes payable	3,738	11,746
Total current liabilities	2,296,765	2,137,907

Non—current liabilities
Operating lease liabilities, non-current	297,980	10,231
Convertible promissory note	3,434,004	2,911,363

Total non-current liabilities	3,731,984	2,921,594

Total liabilities	6,028,749	5,059,501

Shareholders’ equity
Ordinary shares, no par value	-	-
Subscription receivable	-	(204,000)
Additional paid-in capital	9,577,945	122,505
Accumulated deficit	(261,019)	(985,996)
Accumulated other comprehensive (loss) income	(40,093)	18,875
Equity attributable to the shareholders of the Company	9,276,833	(1,048,616)
Non-controlling interests	(487,679)	(433,141)
Total shareholders’ equity	8,789,154	(1,481,757)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,817,903	3,577,744

NEWGENIVF GROUP LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	Six Months Ended
	June 30, 2025	June 30, 2024

Revenue	2,019,628	2,686,902

Cost of revenues	(1,705,824)	(2,047,970)
Gross profit	313,804	638,682
Operating expenses
Selling and distribution expenses	(307,176)	(56,732)
Administrative and other operating expenses	(3,247,004)	(869,886)

Total Operating expenses	(3,554,180)	(926,618)

Operating (loss)	(3,240,376)	(287,686)

Other income (expenses), net
Other income, net*	4,062,303	7,146
Interest income	1,594	12,921
Interest expenses	(125,489)	(120,162)
Total other income (expenses), net	3,938,408	(100,095)

Income (loss) before taxes	698,032	(387,781)
Provision for income taxes	—	—
Net income (loss)	698,032	(387,781)
Less: net loss attributable to non-controlling interests	(26,943)	(8,762)
Net income (loss) attributable to the shareholders of the Company	724,975	(396,543)

Other comprehensive income (loss)
Foreign currency translation adjustment	(66,526)	270,236
Total comprehensive income (loss)	631,506	(117,545)
Less : total comprehensive loss attributable to non-controlling interests	(54,536)	78,445
Total comprehensive income attributable to the shareholders of the Company	686,042	(195,990)

Earning per share – basic **	2.53	(54.14)
Basic weighted average shares outstanding **	275,936	7,162

* :	Please refer to the note at the end of this document
**:	Number of share adjusted by reverse stock splits in 2025

NEWGENIVF GROUP LIMITED

Notes to the Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

OTHER INCOME, NET

For the six months ended June 30, 2025, other income, net of US$4,062,303 primarily consisted of the following non-operating items:

Purchase Gain on acquiring a business
Purchase of MicroSort trademarks and other intangible assets	5,284,000
Less : Consideration Paid
- Share capital issued at US$2.06 per share, totaling 125,000 shares	(257,500)
- Settlement in cash paid	(750,000)
Bargain Purchase Gain	4,276,500

A gain of US$4.3 million was recognized on the acquisition of MicroSort Reproductive Technology. The fair value of the net assets acquired was independently valued at US$5.3 million. The consideration transferred amounted to US$1.0 million, consisting of US$0.75 million in cash and 125,000 ordinary shares valued at US$2.06 per share.

Loss on derivates
Loss on derivates (realized loss of $29,757 and unrealized loss of $304,373)	334,130

A total loss of US$0.3 million was recorded on outstanding derivative contracts related to Nikkei index futures trading, which was engaged as hedging strategy against digital asset exposure.

Gain on virtual assets
Digital asset SOL held on hand	105,680

On December 19, 2024, the Company announced its engagement OSL Digital Securities (“OSL”), a leading regulated digital asset platform in Hong Kong, and its deployment of US$1 million to establish the Company’s digital asset portfolio. On June 2, 2025, the Company announced plans to invest in staking the digital asset SOL (the native token of the Solana network) and funding such investment using its existing credit facilities. As of September 15, 2025, the Company has accumulated total SOL holdings of 13,000.23, valued at approximately US$3.16 million

Gain on digital assets A fair value gain of US$0.1 million was recognized on the revaluation of the Company’s holdings of SOL tokens, reflecting fair value adjustment on digital asset holdings.

These items are presented net of applicable transaction costs and are integral to understanding the Company’s financial performance during the period.

F-4